[LETTERHEAD]


                                  March 2, 2001

VIA  EDGAR  AND  FEDERAL  EXPRESS
---------------------------------

Securities and Exchange Commission
Office  of  Small  Business
Judiciary  Plaza
450  Fifth  Street,  N.W.
Washington,  D.C.  20549
Attn:  Michael D. Coco

     Re: NeoSurg Technologies, Inc. -- Application for Withdrawal of Registration Statement on Form SB-2 (Commission File No. 333-31264)

Dear Sirs and Madams:

     As counsel for and on behalf of NeoSurg Technologies, Inc., a Texas corporation (the "Company"), we herewith submit to you for filing pursuant to Rule 477 of the Securities Act of 1933, as amended, two copies, one of which has been manually signed, of the Company's Application for Withdrawal of Registration Statement seeking an order permitting withdrawal of the Company's above-referenced Registration Statement on Form SB-2. The Company has not received subscriptions sufficient to meet the minimum offering amount of 592,592 shares of its Common Stock and therefore requests the withdrawal of the Registration Statement. First Community Bank of Houston, Texas has terminated the escrow account and returned all deposited funds plus accumulated interest to the subscribers. Consequently, no securities have been sold pursuant to this offering. The Common Stock of the Company has not been approved for listing with the American Stock Exchange or any other exchange.

     Please acknowledge receipt and filing of the enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the pre-addressed, postage prepaid envelope provided. If you should have any questions or comments with respect to foregoing, please do not hesitate to contact either Peter T. O'Heeron, President of the Company at (281) 461-6211, or me at (713) 951-5807.


                                   Sincerely,

                                   Thompson  &  Knight,  LLP


                                   /s/  William T. Heller IV
                                   --------------------------
                                   By:  William T. Heller IV

Enclosures
cc:    Peter T. O'Heeron

                           APPLICATION FOR WITHDRAWAL

                                       OF

                           REGISTRATION  STATEMENT


Issuer:   NeoSurg Technologies, Inc.

Registration Statement:     Registration Statement on Form SB-2
                            (Commission  File  No.  333-31264)
                            (the  "Registration  Statement")


     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), NeoSurg Technologies, Inc., a Texas corporation (the "Registrant"), hereby makes application to withdraw the above-referenced Registration Statement. The Registrant seeks an order permitting withdrawal of the Registration Statement in connection with the termination of the Registrant's public offering of Common Stock. The Registration Statement was filed by the Registrant with the Commission on February 28, 2000 and was subsequently amended by Registrant per the following filings with the Commission: Amendment No. 1 to the Registration Statement on March 9, 1995; Amendment No. 2 to the Registration Statement on June 19, 2000; Amendment No. 3 to the Registration Statement on September 18, 2000; Amendment No. 4 to the Registration Statement on October 24, 2000; and Amendment No. 5 to the Registration Statement on November 2, 2000. The Registration Statement became effective on November 3, 2000.

     Pursuant to the provisions of Rule 477 under the 1933 Act, the Registrant hereby requests that the Commission find that such withdrawal is consistent with the public interest and the protection of investors, consent to the withdrawal of the Registration Statement and issue an order granting such withdrawal. The Registrant has not received subscriptions sufficient to meet the minimum offering amount of 592,592 shares of its Common Stock and, as of February 26, 2001, the independent escrow agent has terminated the Registrant's escrow account and returned all deposited funds plus accumulated interest to the subscribers. Registrant hereby represents that no securities have been sold pursuant to this offering.


                                     NEOSURG  TECHNOLOGIES,  INC.



                                     /s/  Peter T. O'Heeron
                                     -------------------------
                                     By:  Peter T. O'Heeron
                                     Its:  President and Chief Executive Officer


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